September 17, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Alan Morris

Re:	Avanex Corporation
Registration Statements on Form S-3
Post Effective Amendments Filed on August 29, 2008
File No. 333-74126, 333-109183, 333-110678, 333-113192, 333-117441, 333-
125901 and 333-130091

Dear Messrs. Mancuso and Morris:

Avanex Corporation (“Avanex,” the “Company,” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR Post-Effective Amendments No. 2 (the “Post-Effective Amendments”) to the above referenced Registration Statements on Form S-3 (the “Registration Statements”).

Set forth below is Avanex’s response to the Staff’s comment contained in Mr. Mancuso’s letter to the Company dated September 5, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before our response. References to “we,” “us,” and “our” in this letter refer to Avanex.

Please amend your filings to include all the signatures required by the Form. See Form S-3, Instructions to Signatures.

In response to this comment, we have modified the signature pages to the Registration Statements to include all the signatures required by Form S-3.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

Re: Avanex Corporation

September 17, 2008

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional copies of the Post-Effective Amendments or have any questions regarding the Registration Statements, please call Richard C. Blake or David J. Segre at (650) 493-9300.

Sincerely,

AVANEX CORPORATION

/s/ MARK WEINSWIG
Mark Weinswig
Interim Chief Financial Officer and Vice President,
Finance and Treasurer

Copies to:

David J. Segre, Wilson Sonsini Goodrich & Rosati

Richard C. Blake, Wilson Sonsini Goodrich & Rosati